December 21, 2015

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Arc Logistics Partners LP
Registration Statement on Form S-3
Filed November 12, 2015
File No. 333-207945
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 12, 2015
File No. 001-36168
Form 10-Q for the Fiscal Quarter ended September 30, 2015
Filed November 6, 2015
File No. 001-36168

Ladies and Gentlemen:

Set forth below are the responses of Arc Logistics Partners LP (the “Partnership”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2015, with respect to the (1) Registration Statement on Form S-3, filed November 12, 2015, File No. 333-207945 (the “Registration Statement”); (2) Form 10-K for the Fiscal Year ended December 31, 2014, filed March 12, 2015, File No. 001-36168 (the “10-K”); and (3) Form 10-Q for the Fiscal Quarter ended September 30, 2015, filed November 6, 2015, File No. 001-36168 (the “10-Q”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”). We intend to incorporate our responses to the Staff’s comments into our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Registration Statement, the 10-K and the 10-Q, as applicable, unless otherwise specified.

Securities and Exchange Commission

General

1.    We have received your application for confidential treatment that you filed with the Office of the Secretary on November 9, 2015. We will issue comments related to that application, if any, under separate cover.

RESPONSE: On December 9, 2015, the Staff telephonically provided comments related to the Partnership’s application for confidential treatment. In response to such comments, on December 11, 2015, the Partnership submitted to the Staff an amended application for confidential treatment for portions of Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6 of the 10-Q.

Registration Statement on Form S-3 filed November 12, 2015

2.    Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to the following comment.

RESPONSE: The Partnership has obtained and filed as an exhibit a revised opinion of counsel which gives effect to the following comment. Please see Exhibit 5.1 to Amendment No. 1.

Exhibit 5.1

3.    Please ensure that counsel provides a complete and self-contained opinion regarding all pertinent issues. For example, the opinion must make clear whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its creditors (other than the purchase price) or contributions to the Partnership or its creditors solely by reason of the purchasers’ ownership of the securities. See Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011), at Section II.B.1.b, including footnote 10. In that regard, we note that counsel states that the units will be “non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act and as described in any supplement to the Prospectus and the Prospectus).” The same paragraph of the opinion also references the units being “fully paid (to the extent required under the Partnership Agreement).” The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments.

RESPONSE: The Partnership has obtained and filed as an exhibit a revised opinion of counsel which gives effect to the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 1.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis, page 44

Critical Accounting Policies and Estimates, page 58

4.    We note that although you have identified various accounting policies that you consider to be critical to your financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your

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financial statements. Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management’s Discussion and Analysis, codified in FRC §501.14, and submit the revisions that you believe would address the following objectives.

•	Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

•	Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

•	Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•	Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

•	Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

RESPONSE: The Partnership will revise the Critical Accounting and Policies and Estimates section in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, as follows, updated and revised as appropriate (new language has been underlined and deleted language has been stricken):

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Revenue Recognition. Revenues from leased tank storage and delivery services are recognized as the services are performed. Revenues ~~also include~~ from the sale of excess products and additives that are mixed with customer-owned liquid products~~. Revenues for the sale of excess products and additives~~ are recognized when title and risk of loss passes to the customer.

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Whether the services have been performed and when title and risk of loss passes to the customer are the factors we take into consideration in deciding whether to recognize revenue. Because these factors are readily determinable and consistently applied throughout our business, we generally have not needed to make significant estimates or assumptions with respect to revenue recognition. Historically, there have been no significant changes in the factors we use to determine revenue recognition. We do not believe there is a reasonable likelihood there will be a material change in the future factors we use to recognize revenue.

Depreciation. We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset. ~~We~~ When an asset is placed into service, we assign asset lives based on reasonable estimates after considering the factors enumerated below ~~when an asset is placed into service~~. We periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates accordingly, if necessary.

The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. If any of these ~~assumptions~~ factors subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense. Subsequent events and new information could cause us to change our estimates of these factors, which would impact the future calculation of depreciation expense. Historically there have been no significant changes in our estimates or assumptions. We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to calculate depreciation.

Impairment of Long-Lived Assets. ~~In accordance with Accounting Standards Codification No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we continually~~ We periodically evaluate whether events or circumstances have occurred that indicate the carrying value of our long-lived assets, including property and equipment, may ~~be impaired~~ not be recoverable. In determining whether the carrying value of our long-lived assets is impaired, we make a number of ~~subjective~~ assumptions, including whether there is an indication of impairment and the extent of any such impairment. Factors we consider as indicators of impairment may include, but are not limited to, our assessment of the market value of the asset, operating or cash flow losses and any significant change in the asset’s physical condition or use. We evaluate the potential impairment of long-lived assets by comparison of estimated undiscounted cash flows for the related asset to the asset’s carrying value. Impairment is indicated when the estimated undiscounted cash flows to be generated by the asset are less than the asset’s carrying value. If the long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using a discounted future cash flow analysis.

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These future cash flow estimates (both undiscounted and discounted) are based on historical results, adjusted to reflect our best estimate of future market and operating conditions. Key assumptions in the ~~Uncertainty associated with these~~ cash flow ~~estimates~~ analysis include ~~assumptions~~ those regarding demand for the crude oil and petroleum products that we store for our customers, volatility and pricing of crude oil and its impact on petroleum products prices, the level of domestic oil production, discount rates (for discounted cash flows) and potential future sources of cash flows. Because this type of analysis requires us to make assumptions and estimates regarding industry and economic factors, there are uncertainties associated with the methodology and assumptions underlying this analysis. If actual results are not consistent with our assumptions and estimates or our assumptions or estimates change due to new information, we may be exposed to an impairment charge. Ultimately, a prolonged period of lower commodity prices may adversely affect our estimate of future operating results through lower storage and throughput volumes on our assets, which could result in future impairment charges due to the potential impact on our operations and cash flows. However, based upon our historical experience with operations, we do not believe there is a reasonable likelihood of a material change in our projections of our future operating results and estimated cash flows. ~~Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.~~

~~No~~ Using the impairment review methodology described herein, no impairment charges were recorded during the years ended December 31, 2014, 2013 and 2012 except as discussed in “Note 5—Property, Plant and Equipment” in our accompanying consolidated financial statements for the year ended December 31, 2014.

Unit-Based Compensation. We recognize all unit-based compensation to directors, officers, employees and other service providers in the consolidated financial statements based on the fair value of the awards. Fair value for unit-based awards classified as equity awards is determined on the grant date of the award, ~~and this value~~ is recognized as compensation expense ratably over the requisite service or performance period of the equity award adjusted for actual forfeitures~~. Fair value for equity awards is~~ and is calculated at the closing price of the common units on the grant date. Fair value for unit-based awards classified as liability awards is calculated at the closing price of the common units on the grant date and is remeasured at each reporting period until the award is settled. Compensation expense related to unit-based awards is included in the “Selling, general and administrative” line item in the accompanying ~~unaudited condensed~~ consolidated statements of operations and comprehensive income.

For awards with performance conditions, ~~the~~ compensation expense is accrued over the service period ~~only if the performance condition is considered to be probable of occurring~~ based on the probability that performance conditions are going to be met. Management uses financial models to evaluate and determine the overall probability of achieving the specific performance conditions. Our financial models estimate the future performance of the business including expected revenues, operating expenses and cash flows from operating and investing activities, and such estimates allow us to assume

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whether performance targets will be achieved. Such financial models are based on key assumptions concerning future developments and are subject to risks and uncertainties. When awards with performance conditions that were previously considered improbable become probable, ~~the Partnership~~ we incur~~s~~ additional compensation expense in the period that the probability assessment changes. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may experience material changes in compensation expense. Historically, changes in our assumptions with respect to timing of the realization of certain performance conditions has caused us to extend the period over which the performance-based awards are expensed resulting in a decrease in compensation expense.

Environmental and Other Contingent Liabilities. Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. ~~Liabilities~~ Environmental liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. ~~At~~ Using this methodology, at December 31, 2014 and 2013, we had no accruals for environmental ~~obligations~~ liabilities. Accruals for contingent liabilities are recorded when our assessment indicates that it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. ~~Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome.~~ Our estimates for environmental and contingent liability accruals are ~~increased or decreased as additional information is obtained or resolution is achieved~~ determined after analysis of each matter and are subject to adjustment as new information becomes available or circumstances change. When evaluating the economic implications of our environmental and contingent liabilities, management’s judgment is required in both the assessment of the likelihood and in the determination of a range of potential losses. Revisions in the estimates of the potential liabilities could have a material impact on our results of operations or financial condition. Presently, ~~there are no material accruals in these areas~~ there have not been any events for which we would be required to make assumptions with regard to environmental and contingent liabilities. ~~Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.~~

~~Among~~ If we were required to make estimates or assumptions with regard to environmental and other contingent liabilities, among the many uncertainties that could impact our future estimates of environmental and other contingent liabilities, if any, are the potential involvement in lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters, as well as the uncertainties that exist in operating our storage facilities and related facilities. Our insurance does not cover every potential risk associated with operating our storage facilities and related facilities, including the potential loss of significant revenues. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

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Financial Statements

Note 15 – Commitments and Contingencies, page F-26

5.    We note your Risk Factor discussion on page 23 explaining that hydrocarbons and wastes may have been spilled or released at your properties, and that you may incur significant costs and liabilities to address soil and groundwater contamination that occurs on your properties. However, the corresponding disclosures on pages 59 and F-26 in Note 15 indicate you (i) have not accrued any amounts for such conditions, (ii) may defer recognition until remedial feasibility studies are complete, and (iii) may not be able to maintain adequate insurance to cover these costs.

Please revise your disclosures to clarify whether there is a reasonable possibility that your estimates of probable liability will change in the near term and be material also to clarify the nature of any such uncertainties, and to provide an estimate of possible loss, the range of loss, or a statement that such an estimate cannot be made to comply with FASB ASC 275-10-50-9 and FASB ASC 450-20-50-3 through 50-6 related to unrecognized contingencies.

RESPONSE: As of the date of the filing of the 10-Q, the Partnership had not experienced any such environmental releases that would give rise to an accrual. The Partnership will revise its disclosure in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, as follows, updated and revised as appropriate (new language has been underlined and deleted language has been stricken):

Note 15—Commitments and Contingencies

Environmental matters

~~The Partnership may have environmental liabilities that arise from time to time in the ordinary course of business and provides~~ We may experience releases of crude oil, petroleum products and fuels or other contaminants into the environment or discover past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may affect our business. As a result, the Partnership may provide for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Loss accruals are adjusted as further information becomes available or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. ~~There were no accruals recorded for environmental losses as~~ As of December 31, 2014 and ~~2013~~ December 31, 2013, we had not identified any material environmental obligations that would require an accrual in our consolidated financial statements.

Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Financial Statements

Note 3 – Acquisitions, page 12

6.    We note your disclosure about the acquisition of Joliet Bulk, Barge & Rail LLC (JBBR) in May 2015, indicating a purchase price of $235.7 million and explaining that you recognized goodwill in accounting for the transaction as a business combination.

However, we also note that you have not disclosed historical or pro forma details pursuant to FASB ASC 805-10-50-2, and it appears that you have not filed historical financial statements pursuant to Rule 3-05 of Regulation S-X.

Please submit the analysis that you performed in determining this acquisition was not significant under either of the investment, asset and income tests described in Rule 1¬02(w) of Regulation S-X, based on the guidance in Rule 3-05 of Regulation S-X, and you were therefore not required to file historical and pro forma financial statements related to your acquisition of JBBR on Form 8-K, if this is your view.

RESPONSE: The following are the relevant excerpts from the analysis to determine that historical and pro forma financial statements related to the acquisition of JBBR were not required by Rule 3-05 of Regulation S-X. The analysis was prepared by the Partnership prior to the Partnership’s consummation of the acquisition of JBBR:

On February 19, 2015, Arc Logistics Partners LP (“Arc Logistics” or the “Partnership”) executed a membership interest purchase agreement with Centerpoint Properties Trust (“Centerpoint”) to acquire the membership interests of Joliet Bulk Barge & Rail LLC (“JBBR”) which is currently constructing a crude oil terminal located in Joliet, Illinois (the “Joliet Facility”) for approximately $216 million. The transaction will not close until the construction of the Joliet Facility has been completed and is considered commercially operable by Centerpoint and its anchor contract customer, Exxon Mobil (“XOM”).

Rule 3-05 of Regulation S-X (“Rule 3-05”) requires audited financial statements to be filed for a significant business that has been acquired or for an acquisition that is probable. In deciding whether the provisions of Rule 3-05 apply, the Partnership must first determine, in accordance with guidance set forth in Rule 11-01 of Regulation S-X (“Rule 11-01”), whether the Joliet Facility is a “business” rather than just a collection assets and liabilities. A business, for the purpose of Rule 3-05, is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. Rule 11-01(d) indicates that sufficient continuity of operations after the acquisition is a key factor in the determination of whether the acquisition is a business.

Arc Logistics has considered the definition of a “business” as contemplated by Article 11 of Regulation S-X. In particular, Rule 11-01(d) states that a “business” must

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be evaluated as to whether there is a sufficient continuity of an acquired entity’s operations prior to and after the transaction so that disclosure is material to an understanding of future operations. More specifically Rule 11-01(d)(1) considers whether the nature of the revenue-producing activities of the component will remain generally the same as before the transaction. By virtue of the fact that the Joliet Facility is a newly constructed facility and that there are no historical revenue-producing activities, it is clear that Arc Logistics’ operation of the Joliet Facility post-acquisition will be materially different. In addition, Rule 11-01(d)(2) considers whether certain attributes remain with the component after the transaction such as the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or trade names. A majority of the above mentioned attributes do not exist in this transaction due to the fact that this is a newly constructed facility led by an industrial real estate developer with little to no experience in operating a terminal. As a result, the historical financial information for the Joliet Facility prior to the acquisition is not indicative of how the Joliet Facility will be operated post acquisition by Arc Logistics and would be of no comparative value in understanding the future operations of the Joliet Facility.

For the reasons set forth in the preceding paragraphs, the Partnership has concluded that Arc Logistics’ acquisition of the Joliet Facility does not constitute the acquisition of a “business” as defined under Rule 11-01(d) of Regulation S-X for which historical audited financial statements would be required pursuant to Rule 3-05 and, as a result, pre-acquisition audited financial statements for the Joliet Facility will not be required by Rule 3-05.

Furthermore, the definition of a business for SEC reporting purposes in Rule 11-01(d) is different from the definition for U.S. GAAP accounting purposes. Accounting Standards Codification (“ASC”) 805 Business Combinations, (“ASC 805”) provides U.S. GAAP accounting guidance on defining a business. The definition of a business in ASC 805-10-20 focuses on whether an integrated set of activities and assets “is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” The assessment under ASC 805 does not focus on whether the nature of the revenue producing activities or other attributes will remain the same after that acquisition. Therefore, although the acquisition of the Joliet Facility is not considered a “business” for SEC reporting purposes, it will be considered a “business” for U.S. GAAP purposes and the customary U.S. GAAP accounting treatment surrounding business combinations will be applied to the acquisition of the Joliet Facility.

Even though the JBBR acquisition will be considered a “business” under ASC 805, the Partnership will include the following disclosure in its Form 10-Q following the closing of the Joliet Facility acquisition: “The unaudited pro forma results pursuant to ASC 805 related to the JBBR acquisition have been excluded as the Joliet Terminal was under construction prior to the consummation of the JBBR Acquisition and therefore there were no revenue- producing activities previously associated with the Joliet Terminal. The Joliet Terminal, post-acquisition, is now operating and is generating

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revenue. In addition, the historical financial information for the Joliet Terminal prior to the acquisition is not indicative of how the Joliet Terminal is being operated since the JBBR Acquisition and would be of no comparative value in understanding the future operations of the Joliet Terminal.”1

Management’s Discussion and Analysis, page

Results of Operations, page 34

7.    We note the upward trends in storage, throughput, and revenues that you have highlighted in discussing the results of operations for the recent interim periods are mainly attributed to the JBBR and Pawnee acquisitions. However, while you also reference offsets due to reduced customer activity these are not quantified and it is therefore unclear how your preexisting facilities and customer agreements are contributing to your results of operations. Given the magnitude of revenues and operating income attributed to these acquisitions on pages 12 and 13, it appears you should address the extent to which your other facilities and contractual provisions are underutilized or not profitable, and the reasons these would have otherwise generated no increase in revenues and a $2.6 million loss for the recent interim period.

Please refer to Item 303(b)(2) of Regulation S-X, and related Instructions 3 and 4, which require you to discuss any material changes in your results of operations and significant elements of income or loss from continuing operations which are not necessarily representative of your ongoing business.

RESPONSE:

When comparing the nine months ended September 30, 2015 to the nine months ended September 30, 2014 and removing the operating results attributable to the JBBR and Pawnee acquisitions, we note the following:

•	There was no significant change in revenues generated by our preexisting operations that would give rise to additional numerical disclosure. After removing the revenue attributable to the JBBR and Pawnee acquisitions, the change in revenue for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was a decrease of less than $50,000.

•	The significant change in operating income (loss) was a result of the significant change in SG&A expenses that was unrelated to the acquisitions. Stock-based compensation increased by $2.8 million and expenses associated with permitting issues at one of our existing terminals plus incremental professional fees increased by $1.7 million.

[1]	The Partnership included this disclosure under “Note 3 – Acquisitions” in the Form 10-Q for the Fiscal Quarter ended June 30, 2015, filed August 6, 2015, File No. 001-36168 and the Form 10-Q for the Fiscal Quarter ended September 30, 2015, filed November 6, 2015, File No. 001-36168.

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Accordingly, we believe that we have disclosed the material changes in our results of operations as required under Item 303(b)(2) of Regulation S-X for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. We acknowledge that during a period in which we have made significant acquisitions it is important to discuss changes in results of operations from our preexisting operations as well as changes attributable to such acquisitions in MD&A. In the future and as the circumstances require, we will ensure that we discuss any material changes in our results of operations not only attributable to any recent acquisitions but also to our then-preexisting operations.

Please direct any questions you have with respect to the foregoing responses to me at (212) 993-1286 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

ARC LOGISTICS PARTNERS LP

By: Arc Logistics GP LLC, its general partner

By:	/s/ Bradley K. Oswald
Name:	Bradley K. Oswald
Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jeannette Wong (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Jason Langford (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Michael Swidler (Vinson & Elkins L.L.P.)
Brenda Lenahan (Vinson & Elkins L.L.P.)
David Carroway (PricewaterhouseCoopers LLP)